UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Operations- Quarter Ended June 30, 2022

On August 3, 2022, Sapiens International Corporation N.V. (“Sapiens”, the “Company”, “we” or “us”) announced our results of operations for the quarter ended June 30, 2022.  A copy of the press release announcing those results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Sapiens will be holding a conference call on August 3, 2022 to discuss our quarterly results; a link to the webcast for that conference call, as well as a copy of the slide presentation with additional information related to our quarterly results, are available at the “Investors” section of Sapiens’ website, at https://www.sapiens.com/investor-relations/ir-events-presentations/. The foregoing materials, and Sapiens’ website generally, are not a part of this Form 6-K.

Declaration of Dividend

On August 3, 2022, Sapiens announced the distribution of a dividend of $0.23 per share, or $12.7 million in total for the first six months of 2022. The dividend is in line with our policy of distributing on a semi annual basis up to 40% of our annual non-GAAP net income. The dividend will be paid on August 30, 2022 to Sapiens’ shareholders of record as of August 17, 2022. The announcement of the dividend is included in the foregoing press release annexed as Exhibit 99.1 hereto that is incorporated by reference herein.

Incorporation by Reference

The contents of this Form 6-K, excluding the contents of Exhibit 99.1 hereto, are hereby incorporated by reference in the Company’s registration statements on Form S-8 (SEC file numbers 333-177834, 333-213817 and 333-260325, filed by the Company with the Securities and Exchange Commission on November 9, 2011, September 27, 2016 and October 18, 2021, respectively) and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: August 8, 2022	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

Exhibit Index

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release

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